June 2, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Amy Adams

Re:	Kiniksa Pharmaceuticals, Ltd.
Registration Statement on Form S-3
Filed May 21, 2020
Registration No. 333- 238585

Dear Ms. Adams:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 4, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Kiniksa Pharmaceuticals, Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Nathan Ajiashvili at Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Salvatore Vanchieri at (212) 906-4605, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Clarendon House | 2 Church Street Hamilton | HM11 Bermuda

Telephone: 808.451.3453

www.kiniksa.com

Very truly yours,

KINIKSA PHARMACEUTICALS, LTD.

/s/ Thomas Beetham
Thomas Beetham

cc:	Johan V. Brigham, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP